Exhibit 99.1

K Wave Media Regains Compliance with Nasdaq Minimum Bid Price Requirement

NEW YORK, August 19, 2026 — K Wave Media Ltd. (Nasdaq: KWM) (the “Company”) today announced that it has received written notification from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) confirming that the Company has regained compliance with Nasdaq’s minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2).

Nasdaq determined that, for the 10 consecutive business days from August 4, 2026 through August 17, 2026, the closing bid price of the Company’s ordinary shares was $1.00 per share or greater. Accordingly, Nasdaq has confirmed that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) and that the matter is now closed.

“We are pleased to have regained compliance with Nasdaq’s minimum bid price requirement,” said Ted Kim, Chief Executive Officer of K Wave Media. “Maintaining our Nasdaq listing is important to the Company and our shareholders as we continue executing our strategic initiatives and pursuing opportunities to enhance long-term shareholder value. The corporate name change to Nexus Advanced Technologies Inc is also expected to be completed by the end of next week and once completed, KWM will start trading under the new ticker “NXAT”.

About K Wave Media Ltd.

K Wave Media Ltd. (Nasdaq: KWM) is a publicly traded company focused on pursuing strategic growth opportunities in the AI space and creating long-term value for its shareholders.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward looking.

These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of KWM’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of KWM. Some important risks that could cause actual results to differ materially from those in any forward-looking statements include changes in domestic and foreign business, market, financial, political, and legal conditions.

If any of these risks materialize or KWM’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that KWM does not presently know, or that KWM currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect KWM’s current expectations, plans, and forecasts of future events and views as of the date hereof.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved.

You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of KWM described in KWM’s Annual Report on Form 20-F filed with the SEC on May 15, 2025, including those under the heading “Risk Factors” therein. KWM anticipates that subsequent events and developments may cause its assessments to change. However, while KWM may elect to update these forward-looking statements at some point in the future, KWM specifically disclaims any obligation to do so, except as required by law.

The forward-looking statements contained herein should not be relied upon as representing KWM’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Media Contact

Investor Relations: info@kwavemedia.com

Public Relations: info@redroosterpr.com